UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________
FORM 11-K
 __________________________

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____
Commission file number 001-31486
__________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Webster Bank Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Webster Financial Corporation
200 Elm Street
Stamford, CT 06902

WEBSTER BANK RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)	9

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

Exhibit Index	10

Signatures	11

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
Webster Bank Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Webster Bank Retirement Savings Plan (the Plan) as of December 31, 2021 and December 31, 2020, the related statements of changes in net assets available for benefits for the years ended December 31, 2021 and December 31, 2020, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and December 31, 2020, and the changes in net assets available for benefits for the years ended December 31, 2021 and December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ KPMG LLP
We have served as the Plan’s auditor since 2014.
Hartford, Connecticut
June 28, 2022

WEBSTER BANK RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2021	2020
Assets:
Investments, at fair value:
Registered investment companies	$640,723,146	$574,356,922
Webster Financial Corporation common stock	41,818,719	35,800,435
Cash and cash equivalents	956	40,414
Common collective trust	26,810,190	30,948,164
Total investments, at fair value	709,353,011	641,145,935
Receivables:
Employer contributions	1,454,426	1,353,906
Participant contributions	1,096,101	1,096,652
Notes receivable from participants	6,765,038	7,721,890
Total receivables	9,315,565	10,172,448
Net assets available for benefits	$718,668,576	$651,318,383
See accompanying Notes to Financial Statements.

WEBSTER BANK RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2021	2020
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$71,386,875	$76,940,152
Interest	4,090	46,150
Dividends	30,488,352	16,832,604
Total investment income	101,879,317	93,818,906
Interest income on notes receivable from participants	371,193	454,059
Contributions:
Employer	13,150,786	13,439,022
Participant	23,962,489	24,423,979
Rollover	1,648,874	2,245,193
Total contributions	38,762,149	40,108,194
Total additions	141,012,659	134,381,159
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	73,566,704	34,191,168
Administrative expenses	95,762	117,729
Total deductions	73,662,466	34,308,897
Net increase	67,350,193	100,072,262
Net assets available for benefits
Beginning of year	651,318,383	551,246,121
End of year	$718,668,576	$651,318,383
See accompanying Notes to Financial Statements.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan
The following description of the Webster Bank Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.
General
The Plan is sponsored and administered by Webster Bank, National Association (the Bank), a subsidiary of Webster Financial Corporation (Webster or the Company), and covers all eligible employees of the Bank and its subsidiaries, as well as certain subsidiaries of the Company, who are members of the controlled group. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. In order to be eligible to make deferral contributions to the Plan, an employee must have attained age 21. In order to be eligible to receive employer contributions under the Plan, an employee must have attained age 21 and completed one year of eligible service. The Retirement Plans Committee is responsible for the oversight of the Plan.
Contributions
Each year, participants may make pre-tax and/or post-tax (Roth) contributions up to 75 percent of their annual compensation through voluntary payroll deductions, subject to the Internal Revenue Service (IRS) limit of $19,500 for both 2021 and 2020. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions, subject to the IRS limit of $6,500 for both 2021 and 2020. Participants may also contribute amounts representing distributions from other qualified plans (rollover).
The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan on a pre-tax basis after 90 days of hire, unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3 percent of eligible compensation and their contributions invested in a designated fund until changed by the participant.
The employer will make a matching contribution equal to 100 percent of a participant's deferral contributions to the extent the participant's deferral contributions do not exceed 2 percent of their annual compensation, plus 50 percent of a participant's deferral contributions to the extent the participant's deferral contributions exceed 2 percent but do not exceed 8 percent of their annual compensation. In addition, the employer makes transition contributions that range from 1 percent to 6 percent of annual compensation to participants who were age 35 or older on January 1, 2008, were employed by the Bank on December 31, 2006, and were active participants in the Webster Bank Pension Plan on December 31, 2007.
Participant Accounts
Participants direct the investment of their contributions into various investment options offered by the Plan, one of which includes Webster Financial Corporation common stock. Participants may change their investment options at any time. Each participant's account is credited with the participant's contributions and employer's contributions, as well as allocations of Plan earnings. Allocations are based on account balances and participant earnings, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their deferral, rollover, and qualified non-elective contributions, plus actual earnings and losses thereon. Vesting in the employer's matching contribution is based on years of service. A participant is fully vested after two years of vesting service. If a participant's employment is terminated prior to attaining two years of vesting service, amounts previously contributed by the employer, plus actual earnings and losses thereon, are forfeited.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (reduced by the highest outstanding loan balance during the prior twelve month period) or 50 percent of their vested account balance. No more than one loan can be outstanding at any time. The loan interest rate is equal to the prime rate plus 1 percent, or such other reasonable rate of interest determined by the plan administrator. Each loan is secured by a pledge of the vested portion of the participant's account balance and is required to be repaid within 5 years or less, or up to 15 years if the loan is for the purchase of a primary residence. Principal and interest are paid by the participant through payroll deductions. If a participant ceases to make loan repayments in a timely manner, and the plan administrator deems the loan to be in default, the outstanding loan balance is considered a distribution and a benefit payment is recorded. Any required loan application processing fees, as well as an annual loan administrative fee, are deducted from the participant's account.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Payment of Benefits
On termination of service, retirement, death, or disability, a participant may elect to receive all or a portion of their vested account balance either in a single lump-sum or in installments over a period of time not to exceed the participant’s life expectancy or the joint life expectancy of the participant and his or her designated beneficiary. Terminated vested participants with account balances less than or equal to $1,000 are subject to the Plan's maximum cash-out provision. In-service withdrawals are permitted at the request of the participant upon having attained age 59-1/2 or in the event of financial hardship, as defined by the Plan, subject to the participant having exhausted all non-taxable loan options and available distributions prior to the request. Distributions from a participant's rollover contributions are allowed at any time.
Forfeitures
Amounts forfeited during the plan year are first used to reinstate previously forfeited amounts of certain rehired employees, then to pay Plan expenses, and lastly to reduce employer contributions. For the years ended December 31, 2021 and 2020, no forfeitures were used to reinstate rehired employee accounts or to pay Plan expenses.
During the years ended December 31, 2021 and 2020, forfeited amounts were used to reduce employer contributions by $104,939 and $120,954, respectively. At December 31, 2021 and 2020, the remaining forfeited non-vested accounts totaled $49,818 and $23,866, respectively.
Plan Amendments
Effective July 1, 2021, the Plan was amended to allow participants to elect to receive benefit payments in installments based on either a fixed percentage or the participant's life expectancy, in addition to the pre-existing equal annual or more frequent installment options.
In connection with the Setting Every Community Up for Retirement Enhancement (SECURE) Act, which was signed into law on December 20, 2019, the Plan was amended and restated effective January 1, 2020 to increase the required minimum distribution age to 72 (up from 70-1/2 prior to January 1, 2020).
CARES Act Legislation
On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), which included several relief provisions available to qualified retirement plans and their participants. The provisions of the CARES Act were effective and operationalized immediately, prior to amending the plan document. The Plan adopted the provisions that (i) allowed eligible participants to defer loan repayments up to one year that were originally due between March 27, 2020 and December 31, 2020, and (ii) allowed eligible participants to request penalty-free distributions up to $100,000 before December 31, 2020 for qualified reasons associated with the COVID-19 pandemic.
At December 31, 2020, $627,809 of the total unpaid principal balance on notes receivable from participants had been deferred under the CARES Act. For the year ended December 31, 2020, $6,009,844 of total participant benefit payments were due to COVID-19 related hardships. Except for any participant loans that had defaulted, either because they were deemed as or actual distributions, all loans deferred under the CARES Act were reamortized in January 2021.
2. Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of investments are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year. The Plan's investment committee determines the

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Plan's valuation policies utilizing information provided by the investment advisor and custodian. Refer to Note 3: Fair Value Measurements for additional information.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded for the years ended December 31, 2021 and 2020.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
Expenses of maintaining the Plan are paid by the Bank, except for certain administrative fees paid directly by the Plan pursuant to the plan document. Expenses that are paid by the Bank are excluded from these financial statements.
3. Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC Topic 820, Fair Value Measurement, are described as follows:
Level 1 - Inputs to the valuation are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset's or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement. This includes certain pricing models and other similar techniques that require significant management judgment or estimation.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.
Registered Investment Companies: Registered investment companies are valued at the daily closing price as reported by the fund. Registered investment companies held by the Plan are quoted in an active market and are classified as Level 1 within the fair value hierarchy.
Webster Financial Corporation Common Stock: The Company's common stock is valued based on the closing price reported on the New York Stock Exchange and is classified as Level 1 within the fair value hierarchy.
Cash and Cash Equivalents: Cash and cash equivalents are recorded at cost plus accrued interest and are classified as Level 1 within the fair value hierarchy.
Common Collective Trust: The common collective trust is valued based on the net asset value (NAV) as reported by the trustee of the fund. The fund's underlying investments, which primarily comprise fixed-income debt securities, wrap contracts, and open-end mutual funds, are valued using quoted market prices in active markets or observable inputs for similar assets. Therefore, the common collective trust is classified as Level 2 within the fair value hierarchy. The investments have no restrictions on redemptions and there were no unfunded commitments or plans to sell investments at December 31, 2021 and

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

2020. The common collective trust is designed to deliver safety and stability by preserving principal and accumulated earnings.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value.

	At December 31, 2021
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Equity mutual funds	$615,034,746	$—	$—	$615,034,746
Money market funds	25,688,400	—	—	25,688,400
Webster Financial Corporation common stock	41,818,719	—	—	41,818,719
Cash and cash equivalents	956	—	—	956
Common collective trust	—	26,810,190	—	26,810,190
Total investments	$682,542,821	$26,810,190	$—	$709,353,011

	At December 31, 2020
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Equity mutual funds	$546,739,177	$—	$—	$546,739,177
Money market funds	27,617,745	—	—	27,617,745
Webster Financial Corporation common stock	35,800,435	—	—	35,800,435
Cash and cash equivalents	40,414	—	—	40,414
Common collective trust	—	30,948,164	—	30,948,164
Total investments	$610,197,771	$30,948,164	$—	$641,145,935
4. Related Party and Party-in-Interest Transactions
Certain Plan investments are managed by affiliates of Fidelity Management Trust Company and Fidelity Workplace Services, the trustee and recordkeeper, as defined by the Plan, respectively. These transactions qualify as party-in-interest transactions under ERISA. Fees paid by the Plan for investment management services totaled $95,762 and $117,729 for the years ended December 31, 2021 and 2020, respectively, and are reflected as administrative expenses on the Statements of Changes in Net Assets Available for Benefits.
The Plan invests in Webster Financial Corporation common stock. At December 31, 2021 and 2020, the Plan held 748,822 shares and 849,260 shares of Webster common stock, respectively, with a fair value of $41,818,719 and $35,800,435, respectively. For the years ended December 31, 2021 and 2020, the Plan recorded dividend income from Webster common stock totaling $1,145,060 and $1,175,210, respectively.
5. Plan Termination
Although the Bank has not expressed any intent to terminate the Plan, it has the right to do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested and have a non-forfeitable interest in their account balances. After providing for the expenses of the Plan, any remaining assets would then be allocated by the Office of the Chairman, which is appointed by the Bank's Board of Directors.
6. Tax Status
The Plan has received a favorable tax determination letter from the IRS dated January 9, 2017 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Both the plan administrator and the Plan's counsel believe that the Plan is designed and being operated in compliance with the applicable requirements of the Code so that the Plan is qualified and the related trust is tax-exempt. Although the Bank is not currently aware of any source of action or series of events that have occurred that would adversely affect the qualified status of the Plan, management has indicated that it would take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code in the event a non-compliance matter is identified.
U.S. generally accepted accounting principles requires plan management to evaluate tax positions taken by the Plan and

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7. Risks and Uncertainties
The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
8. Subsequent Events
On January 31, 2022, Webster completed its previously announced merger with Sterling Bancorp (Sterling). In addition, on February 18, 2022, Webster acquired 100 percent of the equity interests of Bend Financial, Inc. (Bend). Individuals who became employees of the Company as a result of the completion of either the merger with Sterling or acquisition of Bend are not eligible to participate in the Plan.
The plan administrator has evaluated subsequent events from the date of these financial statements and supplemental schedule, through the date of issuance of this report, and determined that, except for the above, there were no significant events identified requiring recognition or disclosure.

WEBSTER BANK RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2021

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Registered investment companies:
	Janus Henderson Triton Fund Class 1	591,249	shares	**	$20,285,753
	PIMCO Total Return Fund Institutional Class	2,028,277	shares	**	20,830,409
	Vanguard Institutional Target Retirement 2065 Fund	10,945	shares	**	346,075
	Victory Sycamore Small Company Opportunity Fund Class R6	78,454	shares	**	4,112,552
	The Hartford World Bond Fund Class R6	232,970	shares	**	2,432,211
	Dodge & Cox Stock Fund	66,001	shares	**	16,187,340
	Vanguard Total Bond Market Index Fund Admiral Shares	677,050	shares	**	7,576,185
	Dodge & Cox International Stock Fund	107,357	shares	**	5,076,902
	MFS Mid Cap Value Fund Class R6	186,873	shares	**	6,060,280
	American Funds Capital World Growth & Income Fund Class R6	162,717	shares	**	10,355,335
	American Funds Washington Mutual Investors Fund Class R6	315,947	shares	**	19,117,967
	American Funds The Growth Fund of America Class R6	659,586	shares	**	49,046,784
	Vanguard Institutional Target Retirement Income Fund	241,007	shares	**	5,957,682
	Vanguard Institutional Target Retirement 2015 Fund	167,695	shares	**	4,135,349
	Vanguard Institutional Target Retirement 2020 Fund	819,619	shares	**	22,383,789
	Vanguard Institutional Target Retirement 2025 Fund	1,359,824	shares	**	39,924,422
	Vanguard Institutional Target Retirement 2030 Fund	1,334,088	shares	**	40,903,151
	Vanguard Institutional Target Retirement 2035 Fund	1,010,740	shares	**	32,131,439
	Vanguard Institutional Target Retirement 2040 Fund	625,053	shares	**	20,620,513
	Vanguard Institutional Target Retirement 2045 Fund	575,428	shares	**	19,604,828
	Vanguard Institutional Target Retirement 2050 Fund	543,237	shares	**	18,611,286
	Vanguard Institutional Target Retirement 2055 Fund	325,334	shares	**	11,175,213
	Vanguard Institutional Target Retirement 2060 Fund	114,261	shares	**	3,940,852
*	Fidelity Government Money Market Fund	2,083	shares	**	2,083
*	Fidelity Investments Money Market Treasury Only Portfolio Class 1	25,686,316	shares	**	25,686,316
*	Fidelity Balanced Fund Class K	1,083,835	shares	**	32,916,083
*	Fidelity Diversified International Fund Class K	424,456	shares	**	20,543,663
*	Fidelity Mid-Cap Stock Fund Class K	781,546	shares	**	32,981,256
*	Fidelity 500 Index Fund	293,797	shares	**	48,570,594
*	Fidelity International Index Fund	76,027	shares	**	3,747,391
*	Fidelity Extended Market Index Fund	58,928	shares	**	5,139,074
*	Fidelity Growth Company K6 Fund	3,947,569	shares	**	90,320,369
	Total registered investment companies				640,723,146
	Common stock:
*	Webster Financial Corporation	748,822	shares	**	41,818,719
	Cash and cash equivalents:
*	Fidelity BrokerageLink			**	956
	Common collective trust:
*	Fidelity Managed Income Portfolio II Class 1	26,610,405	units	**	26,810,190
	Notes receivable from participants:
*	Notes receivable from participants	Varying maturity dates with interest rates ranging from 3.25% to 6.50%		**	6,765,038
	Total investments and notes receivable from participants				$716,118,049
*Party-in-interest, as defined by ERISA.
**All investments are participant directed. Therefore, disclosure of cost information is not required.
See Report of Independent Registered Public Accounting Firm

Exhibit Index

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEBSTER BANK
RETIREMENT SAVINGS PLAN

Date:	June 28, 2022	By:	/s/ Glenn I. MacInnes
Glenn I. MacInnes
Chair of the Retirement Plans Committee

Date:	June 28, 2022	By:	/s/ Albert J. Wang
Albert J. Wang
Member of the Retirement Plans Committee

Date:	June 28, 2022	By:	/s/ Javier L. Evans
Javier L. Evans
Member of the Retirement Plans Committee